FOR IMMEDIATE RELEASE

Contact:
Harvey Aman, President and Chief Operation Officer Super 8 Motel Developers, Inc. (605) 229-8899

SUPER 8 MOTEL DEVELOPERS, INC. OFFERS $0.85 PER SHARE
FOR ALL WORLD SERVICES, INC. COMMON STOCK

October 3, 2001

    Aberdeen, South Dakota. Super 8 Motel Developers, Inc. announced today that it commenced a cash tender offer for all shares of World Services, Inc. common stock at a price of $0.85 per share today. Aberdeen-based Super 8 Motel Developers, Inc. is a privately-held South Dakota corporation that owns and operates motels in Delaware, Maryland, Virginia and West Virginia. World Services, Inc., also based in Aberdeen, is a public company subject to the Securities Exchange Act of 1934, as amended.

    Super 8 Motel Developers, Inc. and World Services, Inc. entered into an agreement effective on September 10, 2001, approving the terms of the tender offer and related matters. Pursuant to the agreement, the board of directors of World Services, Inc. unanimously supports the tender offer in that it provides liquidity to individual shareholders who desire to sell, but has remained neutral as to whether the offer price is adequate.

    The tender offer will expire at 12:00 midnight, Central time, on October 31, 2001, unless the offer is extended.